CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined
Fixed Charges and Preferred Stock Dividends
	FOR THE THREE MONTHS ENDED		FOR THE NINE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)			SEPTEMBER 30, 2009
Earnings from continuing operations	$59,855		$93,530		$107,079
Equity income/loss and dividends from investees	(14,208)		669		8,933
Income taxes	4,983		13,258		9,142
Earnings from continuing operations before income taxes	$50,630		$107,457		$125,154
Fixed charges:
Interest, long-term debt	$15,713		$49,122		$64,751
Interest, other (including interest on short-term debt)	1,063		7,951		13,906
Amortization of debt expense, premium, net	585		1,754		2,328
Portion of rentals representative of an interest factor	134		383		529
Interest, capitalized lease	515		1,452		1,452
Total fixed charges	$18,010		$60,662		$82,966
Earnings from continuing operations before income taxes	$50,630		$107,457		$125,154
Plus: total fixed charges from above	18,010		60,662		82,966
Plus: amortization of capitalized interest	102		305		407
Earnings from continuing operations before income taxes and fixed charges	$68,742		$168,424		$208,527
Ratio of earnings to fixed charges	3.82	X	2.78	X	2.51	X
Total fixed charges from above	18,010		60,662		82,966
Preferred stock dividends	13		40		50
Total fixed charges and preferred stock dividends	18,023		60,702		83,016
Ratio of earnings to combined fixed charges and preferred stock dividends	3.81	X	2.77	X	2.51	X